FILED PURSUANT TO RULE 424(b)(3)

REGISTRATION NO. 333-121094

The following is text to a sticker to be attached to the front cover page of the prospectus in a manner that will not obscure the Risk Factors:

SUPPLEMENTAL INFORMATION — The prospectus of Cole Credit Property Trust II, Inc. consists of this prospectus dated June 27, 2005, Supplement No. 1 dated October 20, 2005, Supplement No. 2 dated December 2, 2005, Supplement No. 3 dated December 23, 2005, Supplement No. 4 dated February 1, 2006, Supplement No. 5 dated March 10, 2006, Supplement No. 6 dated March 23, 2006 and Supplement No. 7 dated May 5, 2006.

1

COLE CREDIT PROPERTY TRUST II, INC.

SUPPLEMENT NO. 7 DATED MAY 5, 2006

TO THE PROSPECTUS DATED JUNE 27, 2005

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated June  27, 2005, Supplement No. 1 dated October 20, 2005, Supplement No. 2 dated December 2, 2005, Supplement No. 3 dated December 23, 2005, Supplement No. 4 dated February 1, 2006, Supplement No. 5 dated March 10, 2006, and Supplement No. 6 dated March 23, 2006. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.;
(2)	a clarification of the terms of the Advisory Agreement with respect to the application of the finance coordination fee;
(3)

the acquisition of a portfolio of three single-tenant, net leased commercial properties, containing an aggregate of approximately 14,400 rentable square feet located in Delaware, New Jersey and Pennsylvania;

(4)	the acquisition of a two-tenant, net leased commercial retail property containing approximately 12,800 rentable square feet in Lakewood, Ohio;
(5)	the acquisition of a single-tenant, net leased commercial retail property containing approximately 11,300 rentable square feet in Fremont, Ohio;
(6)	the acquisition of a single-tenant, net leased commercial retail property, containing approximately 11,300 rentable square feet in Cleveland, Ohio;
(7)	the potential acquisition of a single-tenant, net leased commercial retail property, containing approximately 15,100 rentable square feet in Knoxville, Tennessee;
(8)	the potential acquisition of a single-tenant, net leased commercial retail property, containing approximately 50,000 rentable square feet in Wichita, Kansas;
(9)	the potential acquisition of a single-tenant, net leased commercial retail property, containing approximately 50,000 rentable square feet in Arnold, Missouri; and
(10)	the termination of a purchase agreement for a single-tenant, net leased commercial retail building containing approximately 13,310 rentable square feet located in Hot Springs, Arkansas.

Status of the Offering

We commenced our initial public offering of shares of our common stock on June 27, 2005. We have accepted investors’ subscriptions received through April 28, 2006, and have issued an aggregate of approximately 7.8 million shares of our common stock to stockholders, with gross proceeds of approximately $77.8 million distributed to us. As of March 31, 2006, we issued approximately 6.3 million shares of our common stock to stockholders with gross proceeds of approximately $62.6 million distributed to us. For additional information, see the “Plan of Distribution – Subscription Process” section of the prospectus beginning on page 133.

Clarification of Finance Coordination Fee Application

The following replaces the section of our prospectus captioned “Prospectus Summary - Compensation to Cole Advisors II and its Affiliates” beginning on page 11 of the prospectus. The change relates to a clarification of services provided by our advisor and the application of the finance coordination fee to those services.

Cole Advisors II and its affiliates will receive compensation and reimbursement for services relating to this offering and the investment and management of our assets. The most significant items of compensation are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See the “Plan of Distribution” section of this prospectus. The table below assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees and accounts for the fact that shares are sold through our distribution reinvestment plan at $9.50 per share with no selling commissions and no dealer manager fee.

Type of Compensation	Determination of Amount	Estimated Amount for Minimum Offering (250,000 shares)/ Maximum Offering (50,000,000 shares)

Offering Stage
Selling Commissions

We will pay to Cole Capital Corporation 7.0% of gross proceeds of our primary offering; we will not pay any selling commissions on sales of shares under our distribution reinvestment plan; Cole Capital Corporation will reallow all selling commissions to participating broker-dealers.

$175,000/$31,500,000
Dealer Manager Fee	We will pay to Cole Capital Corporation 1.5% of gross proceeds of our primary offering; we will not pay a dealer manager fee with respect to sales under our distribution reinvestment plan.	$37,500/$6,750,000
Other Organization and Offering Expenses	We will reimburse Cole Advisors II up to 1.5% of gross offering proceeds for organization and offering expenses.	$37,500/$7,462,500
Operational Stage
Acquisition and Advisory Fees	We will pay Cole Advisors II 2.0% of the contract purchase price of each property acquired.	$43,902/$8,815,366
Acquisition Expenses

We will reimburse Cole Advisors II for acquisition expenses incurred in acquiring property. We expect these fees to be approximately 0.5% of the purchase price of each property. In no event will the total of all acquisition and advisory fees and acquisition expenses payable with respect to a particular investment exceed 6% of the contract purchase price.

Actual amounts are dependent upon the actual expenses incurred in acquiring a property or asset, and therefore, cannot be determined at this time.
Asset Management Fees

We will pay Cole Advisors II a monthly fee equal to 0.02083%, which is one-twelfth of 0.25%, of the aggregate assets value plus costs and expenses incurred by the advisor in providing asset management services.

Not determinable at this time. Because the fee is based on a fixed percentage of aggregate asset value there is no maximum dollar amount of this fee.
Property Management and Leasing Fees

For the management and leasing of our properties, we will pay Fund Realty Advisors, an affiliate of our advisor, a property management fee equal to 2.0% of gross revenues plus market-based leasing commissions applicable to the geographic location of the property. We also will reimburse Fund Realty Advisors’ costs of managing the properties. Fund Realty Advisors or its affiliates may also receive a fee for the initial leasing of newly constructed properties, which would generally equal one month’s rent. The aggregate of all property management and leasing fees paid to our affiliates plus all payments to third parties for such fees will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location as determined by a survey of brokers and agents in such area.

Not determinable at this time. Because the fee is based on a fixed percentage of gross revenue and/or market rates, there is no maximum dollar amount of this fee.

Operating Expenses

We will reimburse our advisor’s costs of providing administrative services, subject to the limitation that we will not reimburse our advisor for any amount by which our operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period. Additionally, we will not reimburse our advisor for personnel costs in connection with services for which the advisor receives acquisition fees or real estate commissions.

Not determinable at this time.
Financing Coordination Fee

If our advisor provides services in connection with the origination or refinancing of any debt that we obtain, and use to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, we will pay the advisor a financing coordination fee equal to 1% of the amount available and/or outstanding under such financing, subject to certain limitations.

Not determinable at this time. Because the fee is based on a fixed percentage of any debt financing, there is no maximum dollar amount of this fee.
Liquidation/Listing Stage
Real Estate Commissions

Up to one-half of the brokerage commission paid on the sale of property, not to exceed 2.0% of the contract price for property sold, in each case, payable to our advisor if our advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale.

Not determinable at this time. Because the commission is based on a fixed percentage of the contract price for a sold property, there is no maximum dollar amount of these commissions.
Subordinated Participation in Net Sale Proceeds (payable only if we are not listed on an exchange)

10.0% of remaining net sale proceeds after return of capital plus payment to investors of an 8.0% cumulative, non-compounded return on the capital contributed by investors. We cannot assure you that we will provide this 8.0% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.

Not determinable at this time. There is no maximum amount of these payments.
Subordinated Incentive Listing Fee (payable only if we become listed on an exchange, which we have no intent to do at this time)

10.0% of the amount by which our adjusted market value plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to an 8.0% cumulative, non-compounded annual return to investors. We cannot assure you that we will provide this 8.0% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.

Not determinable at this time. There is no maximum amount of this fee.

The following replaces the section of our prospectus captioned “Management - Certain Relationships - Advisory Agreement” beginning on page 57 of the prospectus.

We will enter into an Advisor Agreement with Cole Advisors II, whereby Cole Advisors II will manage our day-to-day operations. In return, we will pay to Cole Advisors II a monthly asset management fee equal to 0.02083% of the aggregate asset value of our assets. We also will pay to Cole Advisors II 2.0% of the contract purchase price of each property or asset that we acquire, along with reimbursement of acquisition expenses. We also will pay to Cole Advisors II a financing coordination fee equal to 1.0% of the amount available and/or outstanding under any debt financing that we obtain and use for the acquisition of properties and other investments or that is assumed, directly or indirectly, in connection with the acquisition of properties. Additionally, we will be required to pay to Cole Advisors II fees based on a percentage of proceeds or stock value upon our sale of assets or the listing of out common stock on a national securities exchange or for quotation on The Nasdaq National Market, but only if, in the case of our sale of assets, our investors have received a return of their net capital invested and an 8.0% annual cumulative, non-compounded return or, in the case of the listing or quotation of our common stock, the market value of our common stock plus the distributions paid to our investors exceeds the sum of the total amount of capital raised from investors plus the amount of cash flow necessary to generate an 8.0% annual cumulative, non-compounded return to investors. Upon termination of the Advisory Agreement, we may be required to pay to Cole Advisors II a similar performance fee if Cole Advisors II would have been entitled to a subordinated participation in net sale proceeds had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.

Christopher H. Cole, our chief executive officer, president and a member of our board of directors, indirectly owns 100% of the ownership and voting interests of Cole Advisors II. Mr. Cole also is the chief executive officer and president of Cole Advisors II. Blair D. Koblenz, our executive vice president and chief financial officer is the executive vice president and chief financial officer of Cole Advisors II. John M. Pons, our senior vice president, secretary and general counsel is the senior vice president, secretary and general counsel of Cole Advisors II. For a further description of this agreement, see “Management – The Advisory Agreement” and “Management Compensation.” See also “Conflicts of Interest.”

The following replaces the section of our prospectus captioned “Management Compensation” beginning on page 59 of the prospectus.

We have no paid employees. Cole Advisors II, our advisor, and its affiliates will manage our day-to-day affairs. The following table summarizes all of the compensation and fees we will pay to Cole Advisors II and its affiliates, including amounts to reimburse their costs in providing services. The selling commissions may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fee.

Type of Compensation (1)	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (2)
Offering Stage
Selling Commissions – Cole Capital Corporation (3)

We will pay to Cole Capital Corporation 7.0% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers, except that no selling commission is payable on shares sold under our distribution reinvestment plan. Cole Capital Corporation, our dealer manager, will reallow 100.0% of commissions earned to participating broker-dealers.

$175,000/$31,500,000
Dealer Manager Fee – Cole Capital Corporation (3)

We will pay to Cole Capital Corporation 1.5% of the gross offering proceeds before reallowance to participating broker-dealers, except that no dealer manager fee is payable on shares sold under our distribution reinvestment plan. Cole Capital Corporation will reallow a portion of its dealer manager fee to participating broker-dealers. See “Plan of Distribution.”

$37,500/$6,750,000
Reimbursement of Other Organization and Offering Expenses – Cole Advisors II (4)

We will reimburse Cole Advisors II up to 1.5% of our gross offering proceeds. Cole Advisors II will incur or pay our organization and offering expenses (excluding selling commissions and the dealer manager fee). We will then reimburse Cole Advisors II for these amounts up to 1.5% of aggregate gross offering proceeds.

$37,500/$7,462,500
Acquisition and Operational Stage
Acquisition and Advisory Fees – Cole Advisors II (5)(6)	We will pay to Cole Advisors II 2.0% of the contract purchase price of each property or asset.	$43,902/$8,815,366
Acquisition Expenses – Cole Advisors II

We will reimburse our advisor for acquisition expenses incurred in the process of acquiring property. We expect these expenses to be approximately 0.5% of the purchase price of each property. In no event will the total of all fees and acquisition expenses payable with respect to a particular property or investment exceed 6% of the contract purchase price.

Actual amounts are dependent upon the expenses incurred in acquiring a property or asset, and therefore, cannot be determined at this time.

Type of Compensation (1)	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (2)
Asset Management Fee – Cole Advisors II (7)(8)	We will pay to Cole Advisors II a monthly fee equal to 0.02083%, which is one-twelfth of 0.25%, of the aggregate asset value.

Actual amounts are dependent upon the aggregate asset value of our properties and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of aggregate asset value there is no limit on the aggregate amount of these fees.

Property Management Fees – Fund Realty Advisors (8)	We will pay to Fund Realty Advisors up to 2.0% of the gross revenues from the properties plus reimbursement of Fund Realty Advisors’ costs of managing the properties.

Actual amounts are dependent upon the gross revenues from properties and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of the gross revenue and/or market rates, there is no limit on the aggregate amount of these fees.

Leasing Commissions – Fund Realty Advisors (8)

We will pay to Fund Realty Advisors prevailing market rates. Fund Realty Advisors may also receive a fee for the initial listing of newly constructed properties, which generally would equal one month’s rent.

Actual amounts are dependent upon prevailing market rates in the geographic regions in which we acquire property and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of these commissions.

Financing Coordination Fee – Cole Advisors II (6)

For services in connection with the origination or refinancing of any debt financing we obtain and use to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, we will pay our advisor a financing coordination fee equal to 1.0% of the amount available and/or outstanding under such financing; provided, however, that our advisor will not be entitled to a financing coordination fee in connection with the refinancing of any loan secured by any particular property that was previously subject to a refinancing in which our advisor received such a fee. Financing coordination fees payable from loan proceeds from permanent financing will be paid to our advisor as we acquire and/or assume such permanent financing. However, no acquisition fees will be paid on the investments of loan proceeds from any line of credit until such time as we have invested all net offering proceeds.

Actual amounts are dependent on the amount of any debt financing or refinancing and, therefore, cannot be determined at the present time. Because the fee is based on a fixed percentage of any debt financing, there is no limit on the aggregate amount of these fees.

Operating Expenses – Cole Advisors II (9)

We will reimburse the expenses incurred by Cole Advisors II in connection with its provision of administrative services, including related personnel costs, subject to the limitation that we will not reimburse our advisor for any amount by which the operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period.

Actual amounts are dependent upon the expenses incurred and, therefore, cannot be determined at the present time.

Type of Compensation (1)	Determination of Amount	Estimated Amount for Minimum Offering/ Maximum Offering (2)
Liquidation/Listing Stage
Real Estate Commissions – Cole Advisors II or its Affiliates (10)

For substantial assistance in connection with the sale of properties, we will pay our advisor or its affiliates an amount equal to up to one-half of the brokerage commission paid on the sale of property, not to exceed 2.0% of the contract price of each property sold; provided, however, in no event may the real estate commissions paid to our advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price.

Actual amounts are dependent upon the contract price of properties sold and, therefore, cannot be determined at the present time. Because the commission is based on a fixed percentage of the contract price for a sold property, there is no limit on the aggregate amount of these commissions.

Subordinated Participation in Net Sale Proceeds – Cole Advisors II (11)

After investors have received a return of their net capital invested and an 8.0% annual cumulative, non-compounded return, then Cole Advisors II is entitled to receive 10.0% of remaining net sale proceeds. We cannot assure you that we will provide this 8.0% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.

Actual amounts are dependent upon results of operations and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of these payments.
Subordinated Incentive Listing Fee – Cole Advisors II (11)(12)

Upon listing our common stock on a national securities exchange or for quotation on The Nasdaq National Market, our advisor is entitled to a fee equal to 10.0% of the amount, if any, by which (1) the market value of our outstanding stock plus distributions paid by us prior to listing, exceeds (2) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% annual cumulative, non-compounded return to investors. We have no intent to list our shares at this time. We cannot assure you that we will provide this 8.0% return, which we have disclosed solely as a measure for our advisor’s incentive compensation.

Actual amounts are dependent upon total equity and debt capital we raise and results of operations and, therefore, cannot be determined at the present time. There is no limit on the aggregate amount of this fee.

______________

(1)

We will pay all fees, commissions and expenses in cash, other than the subordinated participation in net sales proceeds and incentive listing fees with respect to which we may pay to Cole Advisors II in cash, common stock, a promissory note or any combination of the foregoing, as we may determine in our discretion.

(2)

The estimated maximum dollar amounts are based on the sale of a maximum of 45,000,000 shares to the public at $10.00 per share and the sale of 5,000,000 shares at $9.50 per share pursuant to our distribution reinvestment plan.

(3)

Selling commissions and, in some cases, the dealer manager fee, will not be charged with regard to shares sold to or for the account of certain categories of purchasers. See “Plan of Distribution.” Selling commissions and the dealer manager fee will not be charged with regard to shares purchased pursuant to our distribution reinvestment plan.

(4)

These organization and offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow agent, due diligence expense reimbursements to participating broker-dealers and amounts to reimburse Cole Advisors II for its portion of the salaries of the employees of its affiliates who provide services to our advisor and other costs in connection with preparing supplemental sales materials, holding educational conferences and attending retail seminars conducted by broker-dealers. Our advisor will be responsible for the payment of all such organization and offering expenses to the extent such expenses exceed 1.5% of the aggregate gross proceeds of this offering.

(5)

This estimate assumes the amount of proceeds available for investment is equal to the gross offering expenses less the public offering expenses and that no financing is used to acquire properties or other real estate assets. Our charter limits our ability to purchase property if the total of all acquisition fees and expenses relating to the purchase exceeds 6.0% of the contract purchase price unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approve fees and expenses in excess of this limit and determine the transaction to be commercially competitive, fair and reasonable to us.

(6)

Included in the computation of such fees will be any real estate commission, acquisition and advisory fee, development fee, construction fee, non-recurring management fee, loan fees, financing coordination fees or points or any fee of a similar nature.

(7)

Aggregate asset value will be equal to the aggregate value of our assets (other than investments in bank accounts, money markets funds or other current assets) at cost before deducting depreciation, bad debts or other similar non-cash reserves and without reduction for any debt relating to such assets at the date of measurement, except that during such periods in which our board of directors is determining on a regular basis the current value of our net assets for purposes of enabling fiduciaries of employee benefit plans stockholders to comply with applicable Department of Labor reporting requirements, aggregate asset value is the greater of (i) the amount determined pursuant to the foregoing or (ii) our assets’ aggregate valuation most recently established by our board without reduction for depreciation, bad debts or other similar non-cash reserves and without reduction for any debt secured by or relating to such assets.

(8)

The property management and leasing fees payable to Fund Realty Advisors are subject to the limitation that the aggregate of all property management and leasing fees paid to Fund Realty Advisors and its affiliates plus all payments to third parties for property management and leasing services may not exceed the amount that other non-affiliated property management and leasing companies generally charge for similar services in the same geographic location. Additionally, all property management and leasing fees, including both those paid to Fund Realty Advisors and third parties, are subject to the limit on total operating expenses as described in footnote (5). Fund Realty Advisors may subcontract its duties for a fee that may be less than the fee provided for in our property management agreement with Fund Realty Advisors.

(9)

We may reimburse our advisor in excess of that limit in the event that a majority of our independent directors determine, based on unusual and non-recurring factors, that a higher level of expense is justified. In such an event, we will send notice to each of our stockholders within 60 days after the end of the fiscal quarter for which such determination was made, along with an explanation of the factors our independent directors considered in making such determination. We will not reimburse our advisor for personnel costs in connection with services for which the advisor receives acquisition fees or real estate commissions.

We lease our office space from an affiliate of our advisor and share the space with other Cole-related entities. The amount we will pay under the lease will be determined on a monthly basis based upon on allocation of the overall lease cost to the approximate percentage of time, size of the area that we utilize and other resources allocated to us.

(10)	Although we are most likely to pay real estate commissions to Cole Advisors II or an affiliate in the event of our liquidation, these fees may also be earned during our operational stage.
(11)

Upon termination of the advisory agreement, Cole Advisors II may be entitled to a similar performance fee if Cole Advisors II would have been entitled to a subordinated participation in net sale proceeds had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. Under our charter, we could not increase these success-based fees without the approval of a majority of our independent directors, and any increase in the subordinated participation in net sale proceeds would have to be reasonable. Our charter provides that such incentive fee is “presumptively reasonable” if it does not exceed 10.0% of the balance of such net proceeds remaining after investors have received a return of their net capital contributions and an 8.0% per year cumulative, non-compounded return.

Cole Advisors II cannot earn both the subordinated participation in net sale proceeds and the subordinated incentive listing fee, either of which may be, at our discretion, paid in the form of cash, shares of our common stock, a promissory note or any combination of the foregoing. If shares are used for payment, we do not anticipate that they will be registered under the Securities Act and therefore, will be subject to restrictions on transferability. Any portion of the subordinated participation in net sale proceeds that Cole Advisors II receives prior to our listing will offset the amount otherwise due pursuant to the subordinated incentive listing fee.

(12)

If at any time the shares become listed on a national securities exchange or included for quotation on The Nasdaq National Market, we will negotiate in good faith with Cole Advisors II a fee structure appropriate for an entity with a perpetual life. Our independent directors must approve the new fee structure negotiated with Cole Advisors II. The market value of our outstanding stock will be calculated based on the average market value of the shares issued and outstanding at listing over the 30 trading days beginning 180 days after the shares are first listed or included for quotation. We have the option to pay the subordinated incentive listing fee in the form of stock, cash, a promissory note or any combination thereof. In the event the subordinated incentive listing fee is earned by Cole Advisors II as a result of the listing of the shares, any previous payments of the subordinated participation in net sale proceeds will offset the amounts due pursuant to the subordinated incentive listing fee, and we will not be required to pay Cole Advisors II any further subordinated participation in net sale proceeds.

Real Property Investments

The section captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 82 of the prospectus is supplemented with the following information:

Wawa Portfolio – Hockessin, Delaware; Manahawkin, New Jersey; Narberth, Pennsylvania

On March 29, 2006, Cole Operating Partnership II, LP (“Cole OP II”), our operating partnership, acquired 100% of the membership interests (the “Interests”) in Cole WW II, LLC (“WW II”) from Series A, LLC, an affiliate of our advisor. WW II owns, as its only assets, a portfolio of three separate freestanding convenience stores (the “Wawa Properties”), each of which is leased to Wawa, Inc. (“Wawa”). The Wawa Properties were constructed between 2000 and 2001 and consist of an approximately 5,200 square foot single-tenant convenience store on an approximately 1.6 acre site located in Hockessin, Delaware, an approximately 4,700 square foot single-tenant convenience store on an approximately 6.5 acre site located in Manahawkin, New Jersey, and an approximately 4,500 square foot single-tenant convenience store on an approximately 0.9 acre site located in Narberth, Pennsylvania. The area surrounding the Wawa Properties is comprised of general light commercial, small retail, limited office and single-family residential developments.

The purchase price of the Interests was approximately $13.5 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $7.2 million loan from SouthTrust Bank (“SouthTrust”), which was assumed by Cole OP II and secured by the Wawa Properties (the “WW II Loan”).

The Wawa Properties are 100% leased to Wawa under a master lease agreement, which commenced on December 28, 2001. Pursuant to the master lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent for each of the Wawa Properties. The current aggregate annual base rent of $1,013,117 is fixed through the initial lease term, which expires on December 31, 2021. Wawa has five options to renew the lease. The first option is for an additional lease term of nine years and nine months, the next option is for an additional lease term of five years and three months, and the last three option periods are for five year lease terms each, subject to certain rental rate adjustments.

Wawa operates over 500 convenience stores in five states, specializing in convenience foods, grocery items and gasoline products. In determining the creditworthiness of Wawa, we considered a variety of factors, including historical financial information and financial performance and local market position.

Cole Realty Advisors, Inc. f/k/a Fund Realty Advisors, Inc. (“Cole Realty”) has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the Wawa Properties and will receive a property management fee of 2.0% of the monthly gross revenue from the Wawa Properties. We currently have no plans for any renovations, improvements or development of the Wawa Properties. We believe the Wawa Properties are adequately insured.

The WW II Loan has a variable interest rate based on the 30-day LIBOR plus 220 basis points per annum (the “WW II Interest Rate”) with monthly interest-only payments and the outstanding principal and any accrued and unpaid interest due on February 26, 2010 (the “WW II Maturity Date”). The WW II Loan may be prepaid, in whole or in part, without premium or penalty. The WW II Loan is generally non-recourse to WW II and Cole OP II, but both are liable for customary non-recourse carveouts.

In the event the WW II Loan is not paid off on the WW II Maturity Date, the WW II Loan would become subject to default provisions, including, that all obligations would become immediately due and payable at the option of SouthTrust and the WW II Loan would be subject to a default interest rate equal to the WW II Interest Rate plus 500 basis points.

Family Dollar and Charter One Bank – Lakewood, Ohio

On April 20, 2006, Cole MT Lakewood OH, LLC, a Delaware limited liability company (“MT Lakewood”), a wholly-owned subsidiary of Cole OP II, acquired a 100% fee simple interest in an approximately 12,800 square foot multi-tenant retail building (the “MT Lakewood Property”), from SZ Madison, LLC, which is not affiliated with us, our subsidiaries or affiliates. The MT Lakewood Property was constructed in 1996 on an approximately .82 acre site in Lakewood, Ohio. The area surrounding the MT Lakewood Property is shared by single and multi-family residential housing developments.

The purchase price of the MT Lakewood Property was approximately $2.5 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $1.9 million loan from Wachovia Bank, N.A. (“Wachovia”), which is secured by the MT Lakewood Property (the “MT Lakewood Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of $49,000 and our advisor a finance coordination fee of approximately $13,000.

The MT Lakewood Property is 100% leased to two tenants, Revco Drug Stores, Inc. (“Revco”), which is a wholly-owned subsidiary of CVS Corporation (“CVS”), and Charter One Bank, N.A. (“Charter One”). Revco subleases their space to Family Dollar, Inc., while Revco remains the guarantor under the lease.

The lease to Revco (the “Revco Lease”) is a net lease, which commenced on September 15, 1996, pursuant to which Revco is required to pay certain operating expenses, capital expenditures, and a proportionate amount of common area maintenance charges in addition to base rent. The annual base rent of $180,900, increases to $191,700 on November 1, 2006 and is fixed through the end of the initial lease term, which expires September 30, 2016. Revco has two options to renew the lease, each for an additional five-year term beginning on October 1, 2016, with rental escalations of approximately 5% at the beginning of each five-year renewal option.

The lease to Charter One (the “Charter One Lease”) is a net lease, which commenced on July 30, 1996, pursuant to which Charter One is required to pay certain operating expenses, capital expenditures, and a proportionate amount of common area maintenance charges in addition to base rent. Charter One has exercised its first renewal option under the Charter One Lease and the annual base rent of $30,992, will increase to $33,898 on August 1, 2006 when the first renewal term commences. The first renewal term expires on July 31, 2011. Charter One has an additional option to renew the Charter One Lease at the end of the initial renewal term. Annual base rent during the second renewal term will increase to $35,835. The additional renewal term is for a period of five years.

Charter One is an operating entity of Citizens Financial Group which has branches, non-branch retail, and commercial offices in 40 states. Charter One has an S&P Credit Rating of AA- and its stock is publicly traded on the New York Stock Exchange under the ticker symbol “CF”.

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the MT Lakewood Property and will receive a property management fee of 2.0% of the monthly gross revenue from the MT Lakewood Property. We currently have no plans for any renovations, improvements or development of the MT Lakewood Property. We believe the MT Lakewood Property is adequately insured.

The MT Lakewood Loan consists of an approximately $1.3 million fixed interest rate tranche (the “MT Lakewood Fixed Rate Tranche”) and a $612,000 variable interest rate tranche (the “MT Lakewood Variable Rate Tranche”). The MT Lakewood Fixed Rate Tranche has a fixed interest rate of 5.77% per annum with monthly interest-only payments. The outstanding principal and any accrued and unpaid interest is due on May 11, 2011 (the “MT Lakewood Maturity Date”). The MT Lakewood Variable Rate Tranche has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and any accrued and unpaid interest is due on July 17, 2006. The MT Lakewood Loan is generally non-recourse to MT Lakewood and Cole OP II, but both are liable for customary non-recourse carveouts.

The MT Lakewood Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the MT

Lakewood Maturity Date and (ii) partial prepayments resulting from Wachovia’s election to apply insurance or condemnation proceeds may be made to reduce the outstanding principal balance of the MT Lakewood Loan. Notwithstanding the prepayment limitations, MT Lakewood may sell the MT Lakewood Property to a buyer that assumes the MT Lakewood Loan. The transfer shall be subject to Wachovia’s approval of the proposed buyer and the payment of Wachovia’s costs and expenses associated with the sale of the MT Lakewood Property.

In the event the MT Lakewood Loan is not paid off on the MT Lakewood Maturity Date, the MT Lakewood Loan includes hyperamortization provisions. The MT Lakewood Maturity Date, pursuant to the hyperamortization provisions, will be extended by twenty (20) years. During such period, Wachovia will apply 100% of the rents collected to (i) all payments due to Wachovia under the MT Lakewood Loan, including any payments to escrows or reserve accounts, (ii) any operating expenses of the MT Lakewood Property pursuant to an approved annual budget, (iii) any extraordinary expenses and (iv) any accrued interest under the MT Lakewood Loan. Any remaining amount will be applied to the reduction of the principal balance of the MT Lakewood Loan, until paid in full. The interest rate during the hyperamortization period shall be the greater of (x) the fixed interest rate of 5.77% plus two percent (2.0%) or (y) the Treasury Constant Maturity Yield Index plus two percent (2.0%). Notwithstanding the forgoing, failure to make any required payments under the MT Lakewood Loan in a timely manner will cause an event of default, which will result in a 4.0% default interest rate in excess of the applicable interest rate, late charges equal to 5.0% of the amount of such overdue payment, and all interest and principal becoming immediately due and payable in full.

Rite Aid –Fremont, Ohio

On April 27, 2006, Cole RA Fremont OH, LLC, a Delaware limited liability company (“RA Fremont”), a wholly-owned subsidiary of Cole OP II, acquired a 100% fee simple interest in an approximately 11,300 square foot multi-tenant retail building (the “RA Fremont Property”), from Geller and Associates, LLC, which is not affiliated with us, our subsidiaries or affiliates. The RA Fremont Property was constructed in 1997 on an approximately 2.17 acre site in Fremont, Ohio. The area surrounding the RA Fremont Property is shared by commercial and retail developments.

The purchase price of the RA Fremont Property was approximately $2.5 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $2.0 million loan from Wachovia Bank, N.A. (“Wachovia”), which is secured by the RA Fremont Property (the “RA Fremont Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $50,000 and our advisor a finance coordination fee of approximately $20,000.

The RA Fremont Property is 100% leased to Rite Aid of Ohio, Inc., which is a wholly-owned subsidiary of Rite Aid Corporation, which guarantees the Lease. The RA Fremont Property is subject to a net lease, which commenced on February 2, 1998, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $201,955, is fixed through the initial lease term, which expires February 28, 2018. Rite Aid has six options to renew the lease, each for an additional five-year term beginning on March 1, 2018, with rental escalations descending in a range from 5% at the beginning of the first renewal term to 4% at the beginning of the final renewal term.

Rite Aid operates over 3,300 drugstores in 28 states and Washington, DC. Rite Aid has a Standard and Poor’s credit rating of “B+” and its stock is publicly traded on the New York Stock Exchange under the symbol “RAD”.

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the RA Fremont Property and will receive a property management fee of 2.0% of the monthly gross revenue from the RA Fremont Property. We currently have no plans for any renovations, improvements or development of the RA Fremont Property. We believe the RA Fremont Property is adequately insured.

The RA Fremont Loan consists of an approximately $1.4 million fixed interest rate tranche (the “RA Fremont Fixed Rate Tranche”) and a $632,000 variable interest rate tranche (the “RA Fremont Variable Rate Tranche”). The RA Fremont Fixed Rate Tranche has a fixed interest rate of 6.05% per annum with monthly interest-only payments. The outstanding principal and any accrued and unpaid interest is due on May 11, 2011 (the “RA Fremont Maturity Date”). The RA Fremont Variable Rate Tranche has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and any accrued and unpaid interest is due on July 27, 2006. The RA Fremont Loan is generally non-recourse to RA Fremont and Cole OP II, but both are liable for customary non-recourse carveouts.

The RA Fremont Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the RA Fremont Maturity Date and (ii) partial prepayments resulting from Wachovia’s election to apply insurance or condemnation proceeds may be made to reduce the outstanding principal balance of the RA Fremont Loan. Notwithstanding the prepayment limitations, RA Fremont may sell the RA Fremont Property to a buyer that assumes the RA Fremont Loan. The transfer shall be subject to the Wachovia’s approval of the proposed buyer and the payment of the Wachovia’s costs and expenses associated with the sale of the RA Fremont Property.

In the event the RA Fremont Loan is not paid off on the RA Fremont Maturity Date, the RA Fremont Loan includes hyperamortization provisions. The RA Fremont Maturity Date, pursuant to the hyperamortization provisions, will be extended by twenty (20) years. During such period, Wachovia will apply 100% of the rents collected to (i) all payments due to Wachovia under the RA Fremont Loan, including any payments to escrows or reserve accounts, (ii) any operating expenses of the RA Fremont Property pursuant to an approved annual budget, (iii) any extraordinary expenses and (iv) any accrued interest under the RA Fremont Loan. Any remaining amount will be applied to the reduction of the principal balance of the RA Fremont Loan, until paid in full. The interest rate during the hyperamortization period shall be the greater of (x) the fixed interest rate of 6.05% plus two percent (2.0%) or (y) the Treasury Constant Maturity Yield Index plus two percent (2.0%). Notwithstanding the forgoing, failure to make any required payments under the RA Fremont Loan in a timely manner will cause an event of default, which will result in a 4.0% default interest rate in excess of the applicable interest rate, late charges equal to 5.0% of the amount of such overdue payment, and all interest and principal becoming immediately due and payable in full.

Rite Aid – Cleveland, Ohio

On April 27, 2006, Cole RA Cleveland OH, LLC, a Delaware limited liability company (“RA Cleveland”), a wholly-owned subsidiary of Cole OP II, acquired a 100% fee simple interest in an approximately 11,300 square foot multi-tenant retail building (the “RA Cleveland Property”), from Geller and Associates, which is not affiliated with us, our subsidiaries or affiliates. The RA Cleveland Property was constructed in 1997 on an approximately .97 acre site in Cleveland, Ohio. The area surrounding the RA Cleveland Property is shared by single family residential and supporting commercial and retail developments.

The purchase price of the RA Cleveland Property was approximately $2.6 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $2.1 million loan from Wachovia Bank, N.A. (“Wachovia”), which is secured by the RA Cleveland Property (the “RA Cleveland Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of $51,000 and our advisor a finance coordination fee of approximately $20,000.

The RA Cleveland Property is 100% leased to Rite Aid of Ohio, Inc., which is a wholly-owned subsidiary of Rite Aid Corporation, which guarantees the Lease. The RA Cleveland Property is subject to a net lease, which commenced on June 8, 1998, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $220,470, is fixed through the initial lease term, which expires June 30, 2018. Rite Aid has six options to renew the lease, each for an additional five-year term beginning on July 1, 2018, with rental escalations descending in a range from 5% at the beginning of the first renewal term to 4% at the beginning of the final renewal term.

Rite Aid operates over 3,300 drugstores in 28 states and Washington, DC. Rite Aid has a Standard and Poor’s credit rating of “B+” and its stock is publicly traded on the New York Stock Exchange under the symbol “RAD”.

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the RA Cleveland Property and will receive a property management fee of 2.0% of the monthly gross revenue from the RA Cleveland Property. We currently have no plans for any renovations, improvements or development of the RA Cleveland Property. We believe the RA Cleveland Property is adequately insured.

The RA Cleveland Loan consists of an approximately $1.4 million fixed interest rate tranche (the “RA Cleveland Fixed Rate Tranche”) and a $642,000 variable interest rate tranche (the “RA Cleveland Variable Rate Tranche”). The RA Cleveland Fixed Rate Tranche has a fixed interest rate of 6.05% per annum with monthly interest-only payments. The outstanding principal and any accrued and unpaid interest is due on May 11, 2011 (the “RA Cleveland Maturity Date”). The RA Cleveland Variable Rate Tranche has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and any accrued and unpaid interest is due on

July 27, 2006. The RA Cleveland Loan is generally non-recourse to RA Cleveland and Cole OP II, but both are liable for customary non-recourse carveouts.

The RA Cleveland Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the RA Cleveland Maturity Date and (ii) partial prepayments resulting from Wachovia’s election to apply insurance or condemnation proceeds may be made to reduce the outstanding principal balance of the RA Cleveland Loan. Notwithstanding the prepayment limitations, RA Cleveland may sell the RA Cleveland Property to a buyer that assumes the RA Cleveland Loan. The transfer shall be subject to the Wachovia’s approval of the proposed buyer and the payment of the Wachovia’s costs and expenses associated with the sale of the RA Cleveland Property.

In the event the RA Cleveland Loan is not paid off on the RA Cleveland Maturity Date, the RA Cleveland Loan includes hyperamortization provisions. The RA Cleveland Maturity Date, pursuant to the hyperamortization provisions, will be extended by twenty (20) years. During such period, Wachovia will apply 100% of the rents collected to (i) all payments due to Wachovia under the RA Cleveland Loan, including any payments to escrows or reserve accounts, (ii) any operating expenses of the RA Cleveland Property pursuant to an approved annual budget, (iii) any extraordinary expenses and (iv) any accrued interest under the RA Cleveland Loan. Any remaining amount will be applied to the reduction of the principal balance of the RA Cleveland Loan, until paid in full. The interest rate during the hyperamortization period shall be the greater of (x) the fixed interest rate of 6.05% plus two percent (2.0%) or (y) the Treasury Constant Maturity Yield Index plus two percent (2.0%). Notwithstanding the forgoing, failure to make any required payments under the RA Cleveland Loan in a timely manner will cause an event of default, which will result in a 4.0% default interest rate in excess of the applicable interest rate, late charges equal to 5.0% of the amount of such overdue payment, and all interest and principal becoming immediately due and payable in full.

Potential Property Investments

Our advisor will from time to time identify certain properties for potential investment. We will supplement the prospectus to describe such properties at such time as a reasonable probability exists that the property will be acquired and the funds to be expended represent a material portion of the net proceeds of the offering. Such initial disclosure does not guarantee that we will ultimately consummate such proposed acquisition or that the information relating to the probable acquisition will not change prior to closing. The acquisition of each such property is subject to the fulfillment of a number of conditions, including obtaining sufficient funds from the sale of shares in this offering or from debt financing.

Our advisor has identified the following properties as potential suitable investments for us. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay a portion of the purchase price. An additional condition to acquiring these properties will be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, will include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We will decide whether to acquire these properties generally based upon:

•	satisfaction of the conditions to the acquisitions contained in the respective contracts;
•	no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make these acquisitions; and
•	our receipt of satisfactory due diligence information including appraisals, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot make any assurances that we will consummate the transactions and actually acquire any or each of these properties, or that the information relating to the probable acquisition will not change prior to acquisition. The acquisition of each property is subject to the fulfillment of a number of conditions.

Walgreens – Knoxville, Tennessee

Cole Acquisitions I, LLC, (“Acquisitions I”) has entered into an agreement to purchase an approximately 15,100 square foot single-tenant retail building on an approximately 2.1 acre site located in Knoxville, Tennessee (the “WG Knoxville Property”), for a gross purchase price of approximately $4.7 million, exclusive of closing costs (the “WG Knoxville Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Acquisitions I will assign all of its rights and obligations under the WG Knoxville Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.

The WG Knoxville Property was constructed in 2000 and is 100% leased to Walgreen Co. The WG Knoxville Property is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $350,000, is fixed through the initial lease term, which expires April 30, 2020. The tenant shall have eight options to renew the lease, each for an additional five-year term beginning on May 1, 2020 and every five years thereafter through the initial lease term.

We expect to purchase the WG Knoxville Property with proceeds from our ongoing public offering and an approximately $3.1 million loan to be secured by the WG Knoxville Property (the “WG Knoxville Property Loan”). We expect the WG Knoxville Property Loan to be a five-year fixed rate, interest-only loan.

Sportsman’s Warehouse – Wichita, Kansas

Acquisitions I, has entered into an agreement to purchase an approximately 50,000 square foot single-tenant retail building on an approximately 4.9 acre site located in Wichita, Kansas (the “SW Wichita Property”), for a gross purchase price of approximately $8.4 million, exclusive of closing costs (the “SW Wichita Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Acquisitions I will assign all of its rights and obligations under the SW Wichita Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.

The SW Wichita Property was constructed in 2006 and is 100% leased to Sportsman’s Warehouse, Inc, which is a wholly owned subsidiary of Sportsman’s Warehouse Holdings, Inc., which guarantees the lease. The SW Wichita Property is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $648,291, is fixed through the initial lease term, which expires June 30, 2020. The tenant shall have five options to renew the lease, each for an additional five-year term beginning on July 1, 2020.

We expect to purchase the SW Wichita Property with proceeds from our ongoing public offering.

Wehrenberg Theatre – Arnold, Missouri

Acquisitions I, has entered into an agreement to purchase an approximately 50,000 square foot single-tenant retail building on an approximately 9.7 acre site located in Arnold, Missouri (the “WT Arnold Property”), for a gross purchase price of approximately $8.2 million, exclusive of closing costs (the “WT Arnold Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Acquisitions I will assign all of its rights and obligations under the WT Arnold Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.

The WT Arnold Property was constructed in 1998 and is 100% leased to Wehrenberg, Inc. The WT Arnold Property is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $784,453, is fixed through January 31, 2008 with increases of approximately 6% at the start of the eleventh and sixteenth lease years of the lease term, which expires January 31, 2018. The tenant shall have two options to renew the lease, each for an additional five-year term beginning on February 1, 2018.

We expect to purchase the WT Arnold Property with proceeds from our ongoing public offering.

Prior Potential Property Investments

A prior supplement to this prospectus described a potential acquisition of a 13,310 square foot single-tenant retail building on an approximately 1.18 acre site located in Hot Springs, Arkansas. The purchase agreement between Series C, LLC and the seller for the acquisition of the property was terminated prior to assignment to the Company, and this property is no longer under consideration for purchase.